Second Amendment to

Equity Interest Purchase Agreement

This Second Amendment to Equity Interest Purchase Agreement (the “Amendment”) is made and entered into to be effective as of October 31, 2017, by and among (i) Zenergy Power & Gas, Inc., a Texas corporation formerly known as Zen Energy, Inc. (the “Purchaser”), (ii) Luccirelli & Gomez, LLC (“L&G”), (iii) TCN Holdings, LLC (“TCN” and, together with L&G, collectively, the “Sellers” or individually, a “Seller”), (iv) Genaro Gomez Castanares (“Castanares”), and (v) Donnie Goodwin (“Goodwin” and, together with Castanares, collectively, the “Principals” or individually, a “Principal”). Each of the Purchaser, the Sellers and the Principals are referred to herein as a “Party” and collectively as the “Parties.”

Recitals

WHEREAS, the Parties are all of the parties to that one certain Equity Interest Purchase Agreement dated January 20, 2017, as amended by that one certain First Amendment to Equity Interest Purchase Agreement dated effective March 20, 2017 (collectively, the “Agreement”); and

WHEREAS, the Parties desire to make and enter into this Amendment for the purpose of amending the Agreement to extend the period for the Closing of the transactions contemplated by the Agreement.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreement set forth in this Amendment and in the Agreement, the Parties agree as follows:

1. Defined Terms. Capitalized terms not otherwise defined in this Amendment shall have the meanings set forth in the Agreement.

2. Sellers Services Agreement. For purposes of deleting the obligation of the Sellers and the Company to make, enter into, and deliver the Sellers Services Agreement, the Parties hereby delete Section 1.4, Section 2.7(a)(i), and Section 2.7(b)(iii) of the Agreement in their entirety.

3. Closing. Effective as of the effective date of this Amendment, the Parties hereby amend and replace Section 2.1 of the Agreement in its entirety to read as follows:

“3.1 Closing. The consummation of the transactions contemplated by this Agreement (the “Closing”) will take place at the offices of Pulman, Cappuccio, Pullen, Benson & Jones, LLP, 2161 N.W. Military Hwy., Suite 400, San Antonio, Texas 78213, on the third Business Day following the satisfaction or waiver of the conditions set forth in Article VIII, or at such other time, date and location or by electronic/virtual closing, as Purchaser and the Sellers shall agree in writing (the date on which such Closing takes place, the “Closing Date”); provided, however, that the Closing shall occur no later than April 30, 2018, unless such date is extended by the written agreement of the Purchaser and the Sellers.”

4. [Intentionally Omitted]

5. Break Fee Extension. The Parties agree and acknowledge that the Purchaser and the Sellers have entered into a certain Confidential Letter Agreement dated September 25, 2017 (the “Break Fee Letter”), pursuant to which the Purchaser has agreed to pay a breakage fee (the “Break Fee”) to the Sellers if the Closing fails to occur on or before the date set forth therein. The Parties hereby agree that, notwithstanding any term or condition in the Break Fee Letter to the contrary, the Break Fee shall not be due or payable by the Purchaser if the Closing occurs on or before the Closing Date as amended by this Amendment.

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6. Luminant Deposit. Notwithstanding any term or condition of the Agreement to the contrary, on or before May 1, 2018, the Purchaser hereby agrees to deposit, or to cause the Company to deposit, with Luminant such amount of security or other deposit required by Luminant pursuant to the terms and conditions of the Luminant Contract and to thereby cause Luminant to thereafter refund to TNC that certain One Hundred Thousand Dollar ($100,000.00) security deposit held by Luminant as of the date of this Amendment pursuant to the terms and conditions of the Luminant Contract.

7. Acknowledgment of Name Change. The Parties hereby acknowledge that effective as of October 13, 2017, the Purchaser filed a Certificate of Amendment with the Secretary of State of Texas to change the Purchaser’s corporate name from Zen Energy, Inc. to Zenergy Power & Gas, Inc. The Parties agree that the Transaction Documents and other agreements, certificates, and documents deliverable by Purchaser at closing shall reflect the new corporate name of Purchaser.

8. Full Force and Effect. In the event any of the terms of the Agreement conflict with the terms of this Amendment, the terms of this Amendment shall control. Except as amended hereby, all terms and conditions of the Agreement shall remain in full force and effect, and Parties hereby ratify and confirm the Agreement as amended hereby. The Agreement, as amended herein, constitutes the entire agreement among the Parties regarding the subject matter thereof and no further modification of the Agreement or of this Amendment shall be binding unless amended as provided therein.

9. Counterparts. This Amendment may be executed in any number of identical counterparts. If so executed, each of such counterparts is to be deemed an original for all purposes, and all such counterparts shall, collectively, constitute one Amendment.

10. Governing Laws. This Amendment shall be construed and governed in accordance with the laws of the State of Texas without regard to the conflicts of laws provisions thereof.

(Signature Page Follows)

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IN WITNESS WHEREOF, each of the Parties have caused this Amendment to be executed by their respective duly authorized officers as of the date first written above.

Purchaser:

Zenergy Power & Gas, Inc., formerly known as Zen Energy, Inc.

By:	/s/ Alex Rodriguez
Name:	Alex Rodriguez
Title:	Chief Executive Officer and President

Sellers:

Luccirelli & Gomez, LLC

By:	/s/Genaro Gomez Castanares_
Name:	Genaro Gomez Castanares
Title:	Director

TCN Holdings, LLC

By:	/s/ Donnie Goodwin
Name:	Donnie Goodwin
Title:	Managing Member

Principals:

/s/ GENARO GOMEZ CASTANARES
Genaro Gomez Castanares

/s/ DONNIE GOODWIN
Donnie Goodwin

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